Exhibit 99.1

 ASX Market Announcement Genetic Technologies to provide Corporate & Strategic Update at 2020 JP Morgan Biotech Showcase Melbourne, AUS – Genetic Technologies (ASX: GTG; NASDAQ: GENE), a leader in the development of genetic risk assessment tests recently announced the commercial availability and US launch of the company’s GeneType for Breast Cancer in 20 centers across 8 States. GeneType for Breast Cancer is the world’s first genomic test to accurately predict risk of disease by combining the information contained in DNA with family history and mammography data to create a powerful new tool in the battle with breast cancer. The company is actively seeking commercial partners for distribution throughout the United States. “GeneType for Breast Cancer is the first of a number of different validated risk assessment tools representing the next generation of disease prediction,” said Dr. George Muchnicki, CEO of Genetic Technologies. Added Dr. Muchnicki, “we look forward to building on existing channels and establishing partnerships aimed at commercializing the future of preventative medicine.” The company recently announced the full commissioning of its Australian laboratory enabling sales of GeneType for Breast Cancer. According to Dr. Muchnicki, “we are now well positioned to respond to the pre-market interest in GeneType.” CORPORATE UPDATE & PRESENTATION Company leadership will be providing additional details regarding the GeneType for Breast Cancer launch and other company initiatives at the upcoming 2020 Biotech Showcase in San Francisco, California. Genetic Technologies management will be presenting on January 14th at 2:30PM (presentation room Franciscan). The presentation is attached. For additional details, please visit www.gtglabs.com and/or contact Dr. George Muchnicki, CEO, Genetic Technologies (George.muchnicki@gtglabs.com). Dr George Muchnicki Acting CEO and Justyn Stedwell Company Secretary On behalf of the Board of Directors Genetic Technologies Limited 13 January 2020 Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328+61 3 8412 7000

Genetic Technologies

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000

NASDAQ: GENE Biotech Showcase 14 January 2020 San Francisco

Forward looking statements This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There expected events, trends or results will actually occur. Any changes in such assumptions or actual results to differ materially from current expectations. is no guarantee that the expectations could cause 2

Who we are Genetic Technologies is a leader in genomics • • • Over a decade of R&D surrounding the development of polygenic risk scores Developing risk prediction platforms for major oncological, metabolic and degenerative diseases Strong scientific leadership under Dr Richard Allman – a pioneer in the development of polygenic scores In collaboration with some the world’s most prestigious universities and medical institutes Delivering better outcomes at a lower cost to the patient and the medical system Supported by a deep, robust IP portfolio risk • • • • In 2020 will offer the most comprehensive suite of polygenic risk assessment tests on the market Dual listed on the ASX (GTG) and Nasdaq (GENE) 3

The human genome In 2003, humanity completed perhaps its most ambitious voyage of exploration when scientists mapped the human genome – the three-billion-plus pairs of DNA that make us human. Advances in genomic epidemiology and sequencing technology will influence the way physicians practice medicine in the 21st century conditions. with polygenic predictors used to identify individuals at risk for common chronic 4

Polygenic Risk Score What is it? • • Most common complex diseases are a result of not one or a few genes, but many acting in concert Polygenic Risk Score is a DNA based risk assessment (screening) tool that weighs a person’s odds developing common complex diseases by inspecting DNA information spread across the genome of • • • Genomic and non-genomic factors are considered including lifestyle and family Validated risk stratification method (GWAS) history Identifies high-risk individuals for earlier and more frequent screening Average Risk Relative Risk X 0.2 Relative Risk X 5.0 5 Polygenic Risk Frequency

Polygenic Risk Score How do Polygenic Risk Scores differ from genetic testing (e.g. BRCA in breast cancer)? • • • Genetic testing only captures hereditary forms of disease (e.g. inherited cancer risk) Polygenic Risk Scores capture sporadic (non-inherited) disease, the most common form It allows for more personalized, precision medicine of all diseases Polygenic Risk Scores, validated by GWAS (millions of data points), represent the evolution of disease screening and ultimately prevention. 6

The justification of using Polygenic Risk Score to inform earlier screening is similar across disease types Breast cancer Colorectal cancer Coronary heart disease Jenkins et al. (2019) Familial Cancer Abraham et al. (2016) Eur Heart J. Mavaddat et al. (2015) JNCI 7

The unmet need • • • • • • Current genetic testing only captures hereditary forms of disease Current system is binary - everyone is tested regardless of personal risk status Currently system is inefficient with a one-size-fits-all policy based on averages Unable to clearly identify high risk groups Most testing testing commences at 50 however approximately 20% of diseases occur before 50 Doesn’t pick up interval cancers - 45% of new cancers which occur between screenings Until today we haven’t had a product that predicts risk and detects disease in early stage. Now that we have it, it needs to be integrated into the current health management system. 8

Intellectual property is a core advantage GTG has a strong patent portfolio covering the breast cancer risk assessment test 5 Patents granted in the US 7 Patent families pending • Patent Nos. 9,051,617; 9,068,229 and 9,702,011 covering three of the core genetic markers included in the BREVAGenplus® risk assessment test Patent No. 7,127,355 offering broad protection re: methods of genetic analysis (the concept of combining clinical risk assessment with genetic risk factors to improve predictability over clinical risk assessment alone) Patent No. 6,969,589 covering the identification of informative SNPs • Methods for breast cancer risk assessment Methods for assessing risk of developing breast cancer Improved methods for assessing risk of developing breast cancer Markers for breast cancer Methods for genetic analysis Methods for genomic analysis Methods for assessing risk of developing colorectal cancer • • • • 5 Patents granted in China • • • • • Patent Nos. 200680051710.0; 201310524782.4; 201310524916.2 and 201310524765.0 “Markers for Breast Cancer” Patent No. 201080033130.5 Methods for Breast Cancer Risk Assessment • 5 Patents granted in Hong Kong • Patent Nos. 09101235.4; 12112875.1; 12112368.5 and 12112874.2 “Markers for Breast Cancer” Patent No. 12109000.5 Methods for Breast Cancer Risk Assessment • 9

Operational overview Genetic Technologies Limited Melbourne, Australia • Technical and corporate support • CLIA approved laboratory Phenogen Sciences Inc. Charlotte, North Carolina, USA • Clinical and customer support • Sales and marketing • Liaison for US collaboration 10

Our board Dr. Jerzy “George” Muchnicki MBBS Executive Director & Chief Executive Officer (Interim) Dr. Lindsay Wakefield MBBS Non – Executive Director Mr Nick Burrows B.Com, FAICD, FCA, FGIA, FTIA, F Fin Non – Executive Director Mr. Peter Rubinstein BSc, BEc, LLB Non – Executive Director 11

Our vision • • Identify and manage patients who are at high risk of developing major life threatening diseases Implement the current protective medical strategies in the best way possible for identified high risk groups via: • • • targeted screening lifestyle changes chemoprophylaxis and/or surgical intervention as determined by clinicians • Utilise our powerful predictive/indicative technology as the cornerstone of a preventative medical where early detection leads to cost effective and life saving outcomes system 12

Product overview

Product range and status • • Our breast and colorectal cancer products are market ready T2D and CV tests are in final stages of development 2Q 2019 1Q 2020 Cardiovascular 3Q 2020 Test validation 4Q 2020 Prostate Cancer Melanoma * Tests are developed and 14 market launch is scheduled. Cardiovascular Market ready Type 2 Diabetes Market ready Type 2 Diabetes Test validation Enhanced Breast Cancer* Colorectal Cancer*

Disease coverage • Our product development strategy aims to provide coverage of the most significant causes and mortality in the US of morbidity • It covers up to 70% of causes of mortality Incidence of underlying causes of mortality in the US Breast Cancer Colorectal Cancer Type 2 Diabetes Cardiovascular Disease Other causes 15

GeneType for Breast Cancer 16

Breast cancer at a glance • • 1 in 8 women will get breast cancer in their lifetime Every year approximately 270,000 women will be diagnosed with breast cancer 25% of breast cancers develop before the age of 50 (average age 62) 85% of women have no family history of breast cancer 10% have a family history but no pathogenic variants, such as BRCA Only 5% of women with breast cancer have a pathogenic variant, such as BRCA • • • • 17 * Pathogenic variants include those in moderate and high penetration, including but not limited to ATM, BRCA1/2, BRIP1, CDH1, CHEK2, PALB2, PTEN, TP53.

Average (asymptomatic) woman at a glance • • Majority of women do NOT have family history of breast cancer Misconception that lack of FH means lower risk of breast cancer thus they tend be less screen-compliant Percentage of women (40+) with dense breast tissue Up-to-date mammogram Nearly half of all women have a significant risk factor: dense breast tissue Over 1/3 of women are not screen-compliant 43 37 57 63 dense (BI-RADS c/ d) non-dense (BI-RA DS a /b) ye s no 18 American Cancer Society. Breast Cancer Facts & Figures 2019-2020. Atlanta: American Cancer Society, Inc. 2019. Haber et al 2012 Kerlikowski et al 2015

GeneType for Breast Cancer

Genetic Technologies

- **GeneType for Breast Cancer (GeneTypeBC)** is a first-to-market, clinically validated genetic risk assessment for non-hereditary (sporadic) breast cancer which represents up to 90% of all breast cancers
- It is the world's first validated genomic test to accurately predict risk of disease by combining the information contained in DNA with family history and mammography data to create a powerful new tool in the battle with breast cancer


Test kit
geneType
A personalized
breast cancer
risk assessment test
GeneType for
breast
cancer
Exempt human specimen

Simple cheek swab that helps determine a woman's risk of developing breast cancer

First test of its kind to be clinically validated to evaluate risk for sporadic breast cancer

Validated for use in Caucasian, African American and Hispanic women **over age 35**

GeneType's technology covers 95% of women

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Targeted screening and prevention Screening More frequent mammograms or MRIs GeneType for Breast Cancer enables the targeting of limited resources to women who are most likely to develop breast cancer Medication Selective estrogen receptor modulators (SERMs) or aromatase inhibitors (AIs) Lifestyle Weight loss, alcohol consumption, physical activity 20

Identify at-risk women = Better outcomes Screening By implementing enhanced surveillance of high-risk individuals, you enable clinicians to improve breast cancer detection 5-year survival rates dramatically improve when breast cancer is diagnosed before spreading to Risk reduction • • By qualifying high-risk women for risk reducing medications, you enable clinicians to reduce breast cancer incidence by upwards of 50% Nearly 1 in 4 woman over 40 are at increased • • risk of breast cancer score (>1.66%) based on her 5-year risk other parts of the body 21 https://www.cancer.org/cancer/breast-cancer/understanding-a-breast-cancer-diagnosis/breast-cancer-survival-rates.html Kerlikowski et al 2015

Early diagnosis = Less expensive treatment Stage I…………………….$ 55,000 First year treatment for breast costs cancer Stage II……………..…….$103,000 Stage III and IV………….$150,000+ USD, study based on US patients, 2003-2010 https://journals.plos.org/plosone/article/figure?id=10.1371/journal.pone.0207993.t001 22

Wider age and population coverage • GeneType for Breast Cancer tests individuals before age of 35 and covers the African American and Hispanic population 23

GeneType Colorectal for Cancer 24

Colorectal cancer at a glance • 150,000 people are diagnosed with colorectal cancer every year in US More than 50% of colorectal cancer are first identified in late stage 69% 5-year survival rate Late stage survival • 1 in 20 will get colorectal cancer in their Screening begins at 45 lifetime • • • • Approximately 10% of colorectal cancer develop • Over 1/3 of population is not tested • before the age of 50 25 Source: Behavioral Risk Factor Surveillance System, 2012

Distribution of lifetime stratified by polygenic colorectal cancer risk risk and family history • Risk of acquiring the disease as a high-risk individual is earlier Family history is potent in identifying risk • • Can't look at genomics alone 26 Jenkins MA, Win AK, Dowty JG, et al: Ability of known susceptibility SNPs to predict colorectal cancer risk for persons with and without a family history. bioRxiv:267666, 2018

GTG has developed a world-first polygenic risk test for colorectal cancer Easy-to-use test solves the compliance problem Risk stratification enables precision screening and personalised prevention Clinically actionable results 5-year, 10-year and lifetime risk Informs screening and health monitoring for those most at risk Simple cheek swab test Report sent to your doctor GeneType’s technology covers 95% of colorectal cancer 27

Commercialization Strategy

We aim to touch as many lives as possible through partnerships (network) Partnership Partner with genomics market leaders to integrate Genetic Technologies’ tests into their testing platforms: Clinics/CIT Q1 2020 Launch GeneType product line: • • • Consumer initiated $249 price point Leverage existing clinician networks pathology groups Further validation with Tgen: • • • White label/OEM arrangements Royalty based Shared expense in prosecution of infringement of Genetic Technologies’ IP / • • • Utility Reimbursement 29

Partnering as an OEM/white label test Genetic Technologies is seeking to market its polygenic risk score tests as part of a wider offering by established genomic testing market leaders Our partner should : • • Be a market leader in CIT or DTC genomics space Have a large pool of genomes available for testing using Genetic Technologies’ tests both for R&D and commercial purposes • Have a demonstrated interest in expanding their offering from hereditary genomics Scores Have a capability to work with Genetic Technologies to prosecute its IP position to Polygenic Risk • We seek to: • • • Grant an OEM license to our tests on a royalty/ profit share basis Develop new PRS based tests using partners’ genomics databases Exclusively represent our partner in our native market of Australia 30

Consumer Initiated Testing More people are taking control of their health CIT Will allow Genetic Technologies to offer Polygenic Risk Score tests directly to consumers • Genetic Technologies is in discussions with a leading provider of CIT services that will Provide outsourced clinical and logistical backbone to our diagnostics operations Anticipate a $249 price point Will allow Genetic Technologies to access major markets without a need for a large and expensive sales force • • • We are currently negotiations with US high visibility brand ambassadors to complement this strategy 31

Existing network of clinics • • Genetic Technologies plans to leverage existing relationships with its network of clinics Strong demand from clinicians familiar with the products and the value proposition of Polygenic Testing Risk • • • Clinics used to offer Genetic Technologies’ previous 20+ clinics in 12 states product, BrevaGen Clinics span wide breadth of specialties including: • • • • Primary women’s healthcare OB/GYN Breast surgical oncology High-risk cancer clinics 32

Validation, Collaboration and Academic Partnerships

Translational Genomics Research Institute (TGen): Collaborative Network

Genetic Technologies

Background

- Est. 2002
- Non-profit (501c3)
- Patient-focused clinical & basic research
- Pioneers in precision genomic medicine
- Expertise includes: Clinicians, laboratory and computer scientists, data analysts, and business development
- Joined City of Hope in Nov. 2016

Highlights

- Performing personalized cancer treatment since circa 2008
- 1st polygenic risk score paper published in 2008 (NEJM)
- Performing whole genome sequencing to inform cancer therapy since circa 2010
- 1st precision medicine trial for children's cancer published in 2014
- Regularly conduct 1st in human clinical trials
- Supercomputer built specifically for genomic applications
- Developer and early adopter of paradigm shifting technologies



Health Care Partners:
Community hospitals, health care systems, and oncology networks; >1000 physicians (Primary Care, Specialists, Medical Oncology, Surgeons)
Collaborations with
427
academic, medical and industry partners worldwide (28 countries & U.S. territories)
tgen
AN AFFILIATE OF City of Hope.
Spun out
16
companies
Other:
Government: Local, State (ADHS, CDPH), Federal (NIH, FDA, CDC), Philanthropy, Patients

Areas of Disease Focus

- Oncology
- Neurology
- Rare Childhood Disorders
- Diabetes
- Infectious Disease

Research Specialties

- Population Genetics
- Cancer Prevention and Early Detection
- Rare (Childhood) Disease
- Circulating Biomarkers
- Quantitative Medicine
- Infectious Disease
- Tumor Profiling/Drug Selection
- Clinical Trials

Basic Computing to High Performance Computing

Basic Data Analysis to Quantitative Medicine

www.tgen.org

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Collaboration is a key market advantage The University of Melbourne •Australia’s peak research-intensive institution, ranked 32nd globally Our collaboration with The University of Melbourne was awarded an NHMRC grant • • • Research investigation to assess the improvement in breast cancer risk prediction using polygenic risk Led by Professor John Hopper National Health and Medical Research Council is Australia’s peak funding body for cutting-edge research This work has established GTG as a global leader in polygenic risk research and development 35 Professor John Hopper • PhD in Mathematical Statistics • NHMRC Senior Principal Research Fellow • Director (Research) of the Centre for Epidemiology and Biostatistics in the School of Population Global Health at The University of Melbourne • Published more than 700 papers

Research into clinical applications GTG has an agreement in place with Memorial Sloan Kettering (MSK) and University of Cambridge • • • • The research is led by Mark E. Robson, MD, Chief of Breast Medicine Service, Memorial Sloan Kettering MSK is the world’s oldest and largest cancer treatment and research institution Memorial Sloan Kettering was ranked second among hospitals specializing in cancer treatment in the US The University of Cambridge’s UK Institute is a world leading cancer biotech center Genetic Technologies partners with world-leading research hospitals to develop the clinical use of polygenic risk scores in treatment decisions 36

Other key partnerships Ohio State University (Columbus, Ohio) •Research collaboration exploring polygenic risk as a means to more informed decision-making for women with BRCA mutations •Led by Amanda Toland, Director of Clinical Genetics and a leader in the field of breast cancer assessment risk Nurses’ Health Study • • Harvard University prospective study of the risk factors for major chronic diseases in women Collaborating with principle investigators to validate new risk models for breast cancer 37

Genetic Technologies’ snapshot • • • • • Current market cap as of 9/01/2020: $27.9M Dual listed ASX/NASDAQ App. No. Shares on issue: 4,000,000,000 (ADR @ 600:1) $US 3M cash as of 31 December 2019 Company funded out to Q1 2021 based on current business plan 38

An exciting year ahead for Genetic Technologies

Genetic Technologies

Upcoming catalysts aim to increase revenues and generate shareholder value

Q1 2020

- GeneType for Breast Cancer and GeneType for Colorectal cancer market ready
- Start US Sales and marketing through existing clinician network
- Start of clinical utility study in conjunction with Tgen

Q2 2020

- Launching CIT operations
- Complete work on type-2 diabetes risk test

H2 2020

- Complete work cardiovascular risk test
- Closing of OEM agreement in the US
- Introduce 2 additional tests for a total of 4 tests
- Expansion of Tgen collaboration based on clinical utility results

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Thank you Dr George Muchnicki Executive Director and Interim george.muchnicki@gtglabs.com www.gtglabs.com CEO 40